SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No.     )*

Phreesia, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

71944F106

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 71944F106	13G

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HLM Venture Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

2,016,938 shares of Common Stock (the “Common Stock”); except that (a) HLM Venture Associates II, L.L.C. (“HLM Associates II”), the general partner of HLM Venture Partners II, L.P. (“HLM II”), may be deemed to have sole power to vote such shares, and (b) Edward L. Cahill (“Cahill”) and Peter J. Grua (“Grua”), the managing members of HLM Associates II, may be deemed to have shared power to vote such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

2,016,938 shares of Common Stock; except that (a) HLM Associates II, the general partner of HLM II, may be deemed to have sole power to dispose such shares, and (b) Cahill and Grua, the managing members of HLM Associates II, may be deemed to have shared power to dispose such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,016,938
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%*
12	TYPE OF REPORTING PERSON* PN

*

Based on based upon 35,855,084 shares of Common Stock outstanding as of December 6, 2019 as set forth in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on December 10, 2019.

CUSIP NO. 71944F106	13G

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HLM Venture Associates II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

2,016,938 shares of Common Stock, all of which are owned by HLM II. (a) HLM Associates II, the general partner of HLM II, may be deemed to have sole power to vote such shares, and (b) Cahill and Grua, the managing members of HLM Associates II, may be deemed to have shared power to vote such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

2,016,938 shares of Common Stock, all of which are owned by HLM II. (a) HLM Associates II, the general partner of HLM II, may be deemed to have sole power to dispose such shares, and (b) Cahill and Grua, the managing members of HLM Associates II, may be deemed to have shared power to dispose such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,016,938
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%*
12	TYPE OF REPORTING PERSON* OO

*

Based on based upon 35,855,084 shares of Common Stock outstanding as of December 6, 2019 as set forth in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on December 10, 2019.

CUSIP NO. 71944F106	13G

1	NAME OF REPORTING PERSON Edward L. Cahill
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6

SHARED VOTING POWER

2,016,938 shares of Common Stock, all of which are owned by HLM II. (a) HLM Associates II, the general partner of HLM II, may be deemed to have sole power to vote such shares, and (b) Cahill and Grua, the managing members of HLM Associates II, may be deemed to have shared power to vote such shares.

	7	SOLE DISPOSITIVE POWER 0 shares
	8

SHARED DISPOSITIVE POWER

2,016,938 shares of Common Stock, all of which are owned by HLM II. (a) HLM Associates II, the general partner of HLM II, may be deemed to have sole power to dispose such shares, and (b) Cahill and Grua, the managing members of HLM Associates II, may be deemed to have shared power to dispose such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,016,938
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%*
12	TYPE OF REPORTING PERSON* IN

*

Based on based upon 35,855,084 shares of Common Stock outstanding as of December 6, 2019 as set forth in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on December 10, 2019.

CUSIP NO. 71944F106	13G

1	NAME OF REPORTING PERSON Peter J. Grua
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6

SHARED VOTING POWER

2,016,938 shares of Common Stock, all of which are owned by HLM II. (a) HLM Associates II, the general partner of HLM II, may be deemed to have sole power to vote such shares, and (b) Cahill and Grua, the managing members of HLM Associates II, may be deemed to have shared power to vote such shares.

	7	SOLE DISPOSITIVE POWER 0 shares
	8

SHARED DISPOSITIVE POWER

2,016,938 shares of Common Stock, all of which are owned by HLM II. (a) HLM Associates II, the general partner of HLM II, may be deemed to have sole power to dispose such shares, and (b) Cahill and Grua, the managing members of HLM Associates II, may be deemed to have shared power to dispose such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,016,938
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%*
12	TYPE OF REPORTING PERSON* IN

*

Based on based upon 35,855,084 shares of Common Stock outstanding as of December 6, 2019 as set forth in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on December 10, 2019.

CUSIP NO. 71944F106	13G

ITEM 1(A).	NAME OF ISSUER

Phreesia, Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

432 Park Avenue South, 12th Floor

New York, NY 10016

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is filed by HLM II, HLM Associates II, Cahill and Grua. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

HLM Associates II, the general partner of HLM II, may be deemed to have sole power to vote and sole power to dispose of the shares of the Issuer owned directly by HLM II. Cahill and Grua are the managing members of HLM Associates II and may be deemed to have shared power to vote and shared power to dispose of the shares of the Issuer directly owned by HLM II.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

c/o HLM Venture Partners

116 Huntington Avenue, 9th Floor

Boston, MA 02116

ITEM 2(C)	CITIZENSHIP

HLM II is a Delaware limited partnership. HLM Associates II is a Delaware limited liability company. Cahill and Grua are United States citizens.

ITEM 2(D)	TITLE OF CLASS OF SECURITIES

Common Stock, $0.01 par value

ITEM 2(E)	CUSIP NUMBER

71944F106

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP

The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons are based upon 35,885,084 shares of Common Stock outstanding as of December 6, 2019, as reported on the Issuer’s Quarterly Report on Form 10-Q, as filed with the United States Securities and Exchange Commission on December 10, 2019.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 as of December 31, 2019.

CUSIP NO. 71944F106	13G

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreement of HLM II and the limited liability company agreement of HLM Associates II, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

CUSIP NO. 71944F106	13G

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP NO. 71944F106	13G

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 13, 2020

HLM VENTURE PARTNERS II, L.P.

By:	HLM Venture Associates II, L.L.C. Its: General Partner

	By:	/s/ Edward L. Cahill
Edward L. Cahill Authorized Signatory

HLM VENTURE ASSOCIATES II, L.L.C.

	By:	/s/ Edward L. Cahill
Edward L. Cahill Authorized Signatory

/s/ Edward L. Cahill
Edward L. Cahill

/s/ Peter J. Grua
Peter J. Grua

CUSIP NO. 10316T106	13G

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page
Exhibit A: Agreement of Joint Filing	Exhibit A